

August 7, 2009

Thomas W. Gallagher
Executive Vice President, General Counsel
   and Secretary
Citizens Republic Bancorp, Inc.
328 S. Saginaw Street
Flint, Michigan 48502

     Re: **Citizens Republic Bancorp, Inc.**
           Amendment No. 1 to Registration Statement on Form S-4
           Filed July 31, 2009
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 31, 2009
           File No. 333-160508

Dear Mr. Gallagher:

     We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Risk Factors, page 17

Our business may be adversely affected by the highly regulated environment in which we operate, page 18

1.   Item 503(c) of Regulation S-K requires that risk factors be specific material risks rather than broad risks that could apply to any issuer. Please revise this risk factor to include any information you have received from your regulators indicating this risk is specific to you.

In order to maintain and strengthen our capital base..., page 18

2.   We note your response to prior comment 27 in our letter dated July 22, 2009. However, you have not revised this risk factor as requested. Therefore, we reissue prior comment 27.

If our Common Shares fail to meet the listing requirements of the Nasdaq..., page 22

3.   Please update this risk factor to reflect the current state of your listing on the Nasdaq GSM as well as the Nasdaq GSM minimum bid price requirement.

Terms of the Exchange Offers, page 44

4.   We continue to evaluate the disclosure provided in response to our prior comment number 33. Please be advised that upon completion of our review, an additional comment may be issued asking Citizens to specify the maximum amount of securities sought from each of the classes comprising the Subject Securities and requiring corresponding revisions to the table regarding Acceptance Priority Levels.

Expiration Date; Extension; Termination; Amendment, page 48

5.   The disclosure indicates in relevant part, "If we make a material change in the terms of the Exchange Offers or the information concerning the Exchange Offers….we will promptly disseminate disclosure regarding the change…and extend the Exchange Offers, if required by law." The reference to "if required by law" is open to interpretation. Given that the exchange offers have commenced in reliance upon Securities Act Rule 162(a)(2), please revise this statement to affirmatively indicate that the law requires Citizens to disclose the material changes in a manner reasonably calculated to inform security holders of the change and ensure that a minimum time period remains in the exchange offers to

ensure that such information may be considered by security holders in making an investment decision or decision to exercise withdrawal rights.

Acceptance of Subject Securities for Purchase; Delivery of Common Shares, page 52

6.   Given that Citizens has acknowledged through its revised disclosure that a court of competent jurisdiction may make final determinations regarding the acceptance of all tenders and withdrawals, the assertion that Citizens retains the right to make final and binding determinations is incorrect. Please remove the implication that Citizens is eligible to make any determinations on these matters that may be construed as final or binding.

Signatures, page II-5

7.   Please revise the preamble to this section to conform to language included in Form S-4.

Exhibit 1.1

8.   We note that Annex A to Exhibit C appears to have been omitted from the Dealer Manager Agreement filed as Exhibit 1.1 to the Form S-4. Please file the Dealer Manager Agreement in its entirety with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: (facsimile only)

Mark A. Metz
Dykema Gossett PLLC